Exhibit 21.1

Subsidiaries and VIEs of the Registrant

Subsidiaries	Place of Incorporation
Lianwai Investment Co., Ltd.	British Virgin Islands
Hong Kong Mengxiang Education Development Group Limited	Hong Kong
Zhejiang Mengxiang Consultancy Services Co., Ltd.	PRC
Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd.	PRC

VIEs
Lishui Mengxiang Education Development Company Limited	PRC
Liandu Foreign Language School	PRC